Drinker Biddle & Reath LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 248-3140 (Phone)

www.drinkerbiddle.com

September 25, 2017

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust

(File Nos. 33- 182417 and 811-22718)

Dear Mr. Foor:

Pursuant to Rule 461 under the Securities Act of 1933, Two Roads Shared Trust (the “Trust”), hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on September 26, 2017 or as soon thereafter as practicable. The Post-Effective Amendment was filed to offer a new series of the Trust, the Anfield Capital Diversified Alternatives ETF.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call the undersigned at (212) 248-3292.

Very truly yours,

/s/ Stacy H. Louizos

Stacy H. Louizos

Enclosures